

03041611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2002 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHENCK FINANCIAL SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 EAST WASHINGTON STREET
(No. and Street)

APPLETON	WISCONSIN	54913
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM WANASEK 920-731-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERBER, ECK & BRAECKEL LLP
(Name – *if individual, state last, first, middle name*)

125 SOUTH 84TH STREET-STE 100	MILWAUKEE	WISCONSIN	53214
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
DEC 01 2003
WASH. D.C.
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM WANASEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHENCK FINANCIAL SOLUTIONS LLC, as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGER

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

SCHENCK FINANCIAL SOLUTIONS LLC

September 30, 2003 and 2002

CONTENTS

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

125 South 84TH Street, Suite 100
Milwaukee, WI 53214-1498
414-456-1099 Fax 414-456-1098
www.kebcpa.com

Milwaukee, Wisconsin
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
St. Louis, Missouri
Springfield, Illinois

Independent Auditors' Report on the Financial Statements

To the Member of
Schenck Financial Solutions LLC
Appleton, Wisconsin

We have audited the accompanying statements of financial condition of Schenck Financial Solutions LLC as of September 30, 2003 and 2002, and the related statements of operations and member's equity and cash flows for the years then ended that you file pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schenck Financial Solutions LLC as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Kerber, Eck & Braeckel LLP

Milwaukee, Wisconsin
October 21, 2003

SCHENCK FINANCIAL SOLUTIONS LLC

STATEMENTS OF FINANCIAL CONDITION

September 30,

ASSETS

	2003	2002
ASSETS		
Cash	$ 33,611	$ 20,079
Commissions receivable	162	3,148
Total assets	$ 33,773	$ 23,227

LIABILITIES AND MEMBER'S EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 738	$ 78
Total liabilities	738	78
Member's equity	33,035	23,149
Total liabilities and member's equity	$ 33,773	$ 23,227

The accompanying notes are an integral part of these financial statements.

SCHENCK FINANCIAL SOLUTIONS LLC

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY

For The Years Ended September 30,

	2003	2002
REVENUE		
Commissions	$ 197,090	$ 209,953
Interest income	263	294
Total revenue	197,353	210,247
EXPENSES		
Professional fees	6,302	4,230
License fees	1,296	1,354
Other operating expenses	869	362
Total expenses	8,467	5,946
Net income	188,886	204,301
Member's equity at beginning of year	23,149	38,848
Less: distributions	179,000	220,000
Member's equity at end of year	$ 33,035	$ 23,149

The accompanying notes are an integral part of these financial statements.

SCHENCK FINANCIAL SOLUTIONS LLC

STATEMENTS OF CASH FLOWS

For The Years Ended September 30,

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 188,886	$ 204,301
Adjustments to reconcile net income to net cash provided by operating activities		
Increase (decrease) from changes in		
Commissions receivable	2,986	(3,083)
Accounts payable	660	(355)
Cash provided by operating activities	192,532	200,863
CASH FLOWS FROM INVESTING ACTIVITIES		
Distributions	(179,000)	(220,000)
Cash (used) for financing activities	(179,000)	(220,000)
Net (decrease) increase in cash	13,532	(19,137)
Cash at beginning of year	20,079	39,216
Cash at end of year	$ 33,611	$ 20,079

The accompanying notes are an integral part of these financial statements.

SCHENCK FINANCIAL SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

September 30, 2003 and 2002

NOTE A - DESCRIPTION OF ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

1. Nature of Business

Schenck Financial Solutions LLC (Company) was formed under the laws of the State of Wisconsin on March 30, 2000, for the purpose of investment management. To date the revenues of the Company have consisted of commissions received in connection with the sale of life insurance, long-term care insurance, variable and fixed annuities, mutual funds and interest income.

2. Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, nor provided for by the Company. Schenck SC (Member) is taxed on the Company's earnings.

3. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

4. Cash and Cash Equivalents

The Company maintains cash balances at a commercial bank. These balances may at times exceed the federally insured limit of $100,000. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE A - DESCRIPTION OF ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

5. Administrative Costs and Support Services

Schenck SC, the sole member, has agreed to provide the Company with all appropriate administrative and support services and benefits. No fees have been charged for these services. Schenck SC has agreed to inform all creditors that all expenses for Schenck Financial Solutions LLC should be billed directly to Schenck SC. Therefore, these expenses are not reflected in the accompanying financial statements. The aforementioned agreement has been approved by NASD, a provider of financial regulatory services.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had net capital, net capital requirements, and net capital ratios of the following at September 30, 2003 and 2002:

	2003	2002
Net capital	$ 32,873	$ 20,001
Net capital requirements	5,000	5,000
Net capital ratios	.01 to 1	.01 to 1

NOTE C - EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENT - RULE 15C3-3

For the periods ended September 30, 2003 and 2002 based on section (K)(1) of the Rule 15c3-3, the Company was exempt from the Rule 15c3-3, under the Securities Exchange Act of 1934 which requires that a broker-dealer shall at all times maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". No schedule for the computation of the amount that should be on deposit in the "Reserve Bank Account" under Rule 15c3-3(e) is presented due to this exemption.

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

125 South 84TH Street, Suite 100
Milwaukee, WI 53214-1498
414-456-1099 Fax 414-456-1098
www.kebcpa.com

Milwaukee, Wisconsin
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
St. Louis, Missouri
Springfield, Illinois

Independent Auditors' Report on the Supplementary Information

To the Member of
Schenck Financial Solutions LLC
Appleton, Wisconsin

We have audited the accompanying financial statements of Schenck Financial Solutions LLC as of and for the years ended September 30, 2003 and 2002, and have issued our report thereon dated October 21, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kerber, Eck & Braeckel LLP

Milwaukee, Wisconsin
October 21, 2003

SCHENCK FINANCIAL SOLUTIONS LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1

For the Years Ended September 30,

	2003	2002
Net capital		
Member's equity	$ 33,035	$ 23,149
Less: non-allowable assets	162	3,148
Net Capital	32,873	20,001
Minimum required net capital	5,000	5,000
Excess net capital	$ 27,873	$ 15,001
Aggregate indebtedness		
Payables		
Accounts payable	$ 738	$ 78
Total aggregate indebtedness	$ 738	$ 78
Minimum net capital required, based on aggregate indebtedness	$ 49	$ 5
Ratio of aggregate indebtedness to net capital	.01 to 1	.01 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the above computation of net capital and the corresponding computation prepared by Schenck Financial Solutions LLC as included in the Company's unaudited Part IIA Focus Report filing. However, the Focus Report does not reflect the offset of non-allowable assets of $3,148 as of September 30, 2002, for the net capital and aggregate indebtedness calculations as shown above.

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

125 South 84TH Street, Suite 100
Milwaukee, WI 53214-1498
414-456-1099 Fax 414-456-1098
www.kebcpa.com

Milwaukee, Wisconsin
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
St. Louis, Missouri
Springfield, Illinois

Independent Auditors' Report on Internal Control

To the Member of
Schenck Financial Solutions LLC
Appleton, Wisconsin

In planning and performing our audits of the financial statements of Schenck Financial Solutions LLC for the years ended September 30, 2003 and 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at September 30, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kesler, Eck & Braeckel LLP

Milwaukee, Wisconsin
October 21, 2003